UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_______________________

SCHEDULE TO-C
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
_______________________

SONOSITE, INC.

(Name Of Subject Company (Issuer))

SONOSITE, INC.
(Name of Filing Persons (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)

83568G104
(CUSIP Number of Class of Securities)
_______________________

Kevin M. Goodwin
President and Chief Executive Officer
SonoSite, Inc.
21919 30th Drive SE
Bothell, Washington 98021-3904
(425) 951-1200
_______________________

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan C. Smith
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101
(206) 389-4510
_______________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*
*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

The pre-commencement communication filed under cover of this Schedule TO-C relates to a planned tender offer by SonoSite, Inc. (“SonoSite”) to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of $100 million, pursuant to the terms and subject to the conditions set forth in an offer to purchase (the “Offer to Purchase”) and an accompanying letter of transmittal (the “Letter of Transmittal”), each to be made available upon commencement of the tender offer and which together, as each may be amended and supplemented from time to time, constitute the tender offer.

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell securities of SonoSite.  At the time the tender offer is commenced, SonoSite intends to (i) file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) containing the Offer to Purchase, the form of the Letter of Transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) and (ii) mail these documents to the stockholders of SonoSite.  These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of SonoSite are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer.  When available, the Tender Offer Statement will be made available to SonoSite’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.

ITEM 12.  EXHIBITS

Exhibit
Number	Description

99.1	Text of Press Release of SonoSite, Inc., dated January 11, 2010.